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                              June 24, 2021

       Isaac H. Sutton
       Chairman and Chief Executive Officer
       Corporate Universe, Inc.
       2093 Philadelphia Pike #8334
       Claymont, DE 19703

                                                        Re: Corporate Universe,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed June 21, 2021
                                                            File No. 000-56271

       Dear Mr. Sutton:

              We have reviewed your June 21, 2021 amendment and response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 21, 2021 letter.

       Amendment No. 1 to Registration Statement on Form 10-12G filed June 21, 2021

       General

   1. Please revise the registration statement to include the required interim financial information for the
three months ended March 31, 2021. Reference is made to Rule 8-08 of Regulation S-X.
Please note that the Form 10 goes effective by lapse of time 60 days after the original
filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent
you are unable to update your financial statements prior to
                                                        effectiveness, please
withdraw the Form 10 and re-file a new Form 10 that is in
                                                        compliance with this
comment.
 Isaac H. Sutton
FirstName  LastNameIsaac
Corporate Universe, Inc. H. Sutton
Comapany
June       NameCorporate Universe, Inc.
     24, 2021
June 24,
Page  2 2021 Page 2
FirstName LastName
Business
History, page 1

2. We note your response to comment 3 and we reissue it in part. Please revise the disclosure to provide the nature of the ongoing business and assets of Zapgo Limited, including descriptions of its patents and intellectual property. Please also identify the
         "Administrator" and clarify the services or other value provided in return for the
         $270,000.00 immediate payment of fees owed to the Administrator. Exhbit 99.3, page 1

3. It appears your acquisition of Oxicon Limited is significant to require separate audited financial statements pursuant to Rule 8-04 of Regulation S-X. Please clarify and/or revise accordingly.
Exhibit 99.3, page 9

4. We note you have provided a pro forma condensed balance sheet as of December 31,
         2020 and March 31, 2021. Please note that pro forma balance sheet presentation should be based as of the end of the most recent period provided within your filing pursuant to
         Rule 11-02(c)(1) of Regulation S-X by way of Rule 8-05 of Regulation S-X. Please
         revise accordingly.
Certain Relationships and Related Transactions, page 18

5. Please revise to address the agreement with Sutton Global and clarify the nature of the services Mr. Sutton's consulting business is providing. For example, the agreement refers to identifying strategic alliances and merger and acquisition candidates.
Legal Proceedings, page 18

6. We note the reference to the trading suspension that occurred in February 2021. Please disclose the reasons for imposition of the trading suspension.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Matt Stout